Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                    Commission File No.: 1-11568


                              [TEKINSIGHT.COM LOGO]




        5 HANOVER SQUARE 24TH FL. NEW YORK, NEW YORK 10004
--------------------------------------------------------------------------------

                                                         FOR IMMEDIATE RELEASE

PRESS RELEASE


     TEKINSIGHT.COM SIGNS LETTER OF INTENT TO ACQUIRE BIG TECHNOLOGIES, INC.
                           - AN E-GOVERNMENT BUSINESS

NEW YORK, NEW YORK APRIL 4, 2000: TekInsight.com. (NASDAQ: TEKS-TEKSW), announces today that it signed a letter of intent to acquire Big Technologies, Inc. (bigtechnologies, Inc.) for $1,200,000 in market value of TekInsight.com's common stock and an incentive plan which could earn an additional $650,000 in market value of TekInsight.com's common stock.

Bigtechnologies is an Internet-solutions firm specializing in the development of e-government sites with advanced transactional applications. Bigtechnologies enhances communications between governments and constituents, saving both parties time and money. Since 1995 bigtechnologies has been creating transactional web applications for municipal agencies. The firm's most notable municipal sites are the City of Boston (WWW.CITYOFBOSTON.COM) and Suffolk County Registry of Deeds (WWW.SUFFOLKDEEDS.COM). The Company has received awards from Government Technologies for the "Best of the Web" in local government, Yahoo! Internet Life for a perfect"10" in content development and first place for innovation on the web from Public Technology, Inc.

Kyle Tager, President of bigtechnologies Inc. said, "Combining our established e-government application solutions with a world class Internet software company that will include a sales and marketing force that supports 50 state and local agencies affords the combined companies great competitive advantages."

Alexander Kalpaxis, Chairman and CTO of TekInsight.com said, "The e-commerce for Government initiative represents significant opportunities for TekInsight.com. By acquiring one of the first movers in this industry, we gain a significant lead in this new explosive e-commerce area."

With this acquisition, TekInsight adds additional expertise in e-commerce and web site development. The E-government business is in its infancy, but building quickly. An

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increasing number of local governments are doing transactions over the web. Just like private sector companies, Governmental organizations are finding that when they adopt Internet technologies they must develop new ways to handle the new flood of information. Since TekInsight.com has core competence in these information harnessing technologies, we see a natural fit with the kinds of customers bigtechnologies serves

ABOUT TEKINSIGHT.COM

TekInsight.com is a world-class Internet development company with a product set that includes its XML streaming technology. TekInsight's customers include Microsoft, IBM and other Fortune 500 companies. Some of the company's proprietary technology include various web-based diagnostic software agents and web-based e-commerce performance and analysis tools. TekInsight.com is currently using this expertise to build several Internet-based commercial products and services.

FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. INVESTORS ARE CAUTIONED THAT CERTAIN STATEMENTS IN THIS RELEASE ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS. SUCH UNCERTAINTIES AND RISKS INCLUDE, AMONG OTHERS, CERTAIN RISKS ASSOCIATED WITH THE CLOSING OF THE TRANSACTION DESCRIBED ABOVE, GOVERNMENT REGULATION, AND GENERAL ECONOMIC AND BUSINESS CONDITIONS. ACTUAL EVENTS, CIRCUMSTANCES, EFFECTS AND RESULTS MAY BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. CONSEQUENTLY, THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN SHOULD NOT BE REGARDED AS REPRESENTATIONS BY TEKINSIGHT.COM, DATA SYSTEMS OR ANY OTHER PERSON THAT THE PROJECTED OUTCOMES CAN OR WILL BE ACHIEVED.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 271-8550.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New


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York, New York and Chicago, Illinois. Please call the Commission at
1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.